NEWS RELEASE

No. 08-03

InNexus’ Proprietary Technology, Dynamic Cross Linking, Highlighted in Two Leading Pharmaceutical Trade Publications

Coverage Includes Oncology News International and PharmaVoice

British Columbia, Canada, January 22, 2008 – InNexus Biotechnology Inc. (OTCBB: IXSBF) (TSX VENTURE: IXS), (http://www.ixsbio.com), a drug development company commercializing the next generation of monoclonal antibodies based on its technology, Dynamic Cross Linking (DXL(TM)), was recently featured in two leading pharmaceutical publications, Oncology News International and PharmaVoice.

Oncology News International profiled InNexus’ Dynamic Cross Linking technology in their recent issue concerning how InNexus Biotechnology’s technology could be used to improve the target-binding affinity of existing monoclonal antibodies (MoAbs) as well as those in development.

The full text of the Oncology News International (total circulation: 94,122) article entitled “New Techniques Enhances Binding Avidity of MoAbs” noted that the company recently announced laboratory results of its first product candidate DXL625 (CD20), a humanized anti-CD20 monoclonal antibodies enhanced with DXL technology that is being developed for the treatment of non-Hodgkin’s lymphoma (NHL).

InNexus Chairman and CEO, Jeff Morhet was also featured in PharmaVoice’s “Year in Preview” issue (total circulation: 17,500). Mr. Morhet discussed the challenges that lay ahead for most research and development divisions of many biotechnology companies of all sizes. In the article, Mr. Morhet states that, “Biotechnology companies are incredibly focused and responsive to pharma company needs so that they are often evolving their work in a package format. . . This trend has only begun and should other technologies provide the same opportunity, they too will be leveraged as product-development platforms.”

Copies of both the Oncology News International and PharmaVoice articles can be viewed on www.ixsbio.com.

“The past year we have worked diligently to continue building brand recognition within the industry through conveying the value of our DXL™ drug modification technology platform and the unique business model we are further executing,” said Morhet. “Being featured in elite publications such as these evidences our team’s commitment to remaining focused on developing products with significant medical and commercial opportunities.”

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“Jeff Morhet”

Jeff Morhet

President & CEO

Contacts

InNexus Biotechnology Inc. Jeff Morhet, 480-862-7500 President & Chief Executive Officer jmorhet@ixsbio.com

The Investor Relations Group

Christine Berni/Joe Triunfo,

212-825-3210

cberni@investorrelationsgroup.com

jtriunfo@investorrelationsgroup.com

Media:
Janet Vasquez/Michaela Heller, 212-825-3210
jvasquez@investorrelationsgroup.com
mheller@investorrelationsgroup.com

Endnotes

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Telephone: 604 696-3604 or Toll Free 1-888-271-0788